UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ARYA Sciences Acquisition Corp III
(Name of Issuer)

CLASS A ORDINARY SHARES, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

G3166W 106

(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
ARYA Sciences Holdings III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,146,500(1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
4,146,500(1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,146,500(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
21.6%(1)(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
Adam Stone

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,146,500(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,146,500(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,146,500(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
21.6%(1)(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Michael Altman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,146,500(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,146,500(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,146,500(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
21.6%(1)(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
See Item 4. Represents: (i) 3,647,500 Class B ordinary shares, $0.0001 par value per share, of the Issuer (the “Class B ordinary shares”) directly held by ARYA Sciences Holdings III (the “Sponsor”) and which will automatically convert into the Class A ordinary shares, $0.0001 par value per share, of the Issuer (the “Class A ordinary shares”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s Prospectus filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on August 10, 2020 (File Nos. 333-239986 and 333-241828) (the “IPO Prospectus”) or the Issuer’s amended and restated memorandum and articles of association; and (ii) 499,000 Class A ordinary shares issued to the Sponsor in a private placement in connection with the Issuer’s initial public offering (the “private placement shares”) and which are identical to the Issuer’s Class A ordinary shares, subject to certain limited exceptions as more fully described under the heading “Description of Securities—Private Placement Shares” in the IPO Prospectus.

(2)
Based on 14,950,000 Class A ordinary shares, 499,000 private placement shares, and 3,737,500 Class B ordinary shares, issued and outstanding as of November 13, 2020 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 13, 2020 and assuming the conversion of all Class B ordinary shares into Class A ordinary shares.

Item 1(a)	Name of Issuer

ARYA Sciences Acquisition Corp III (the “Issuer”)

Item 1(b)	Address of the Issuer’s Principal Executive Offices

51 Astor Place, 10th Floor
New York, NY 10003

Item 2(a)	Names of Persons Filing

This Schedule 13G is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

a)	ARYA Sciences Holdings III (the “Sponsor”);

b)	Adam Stone; and

c)	Michael Altman.

Item 2(b)	Address of the Principal Business Office, or if none, Residence

The principal business office of each of the Reporting Persons is:
51 Astor Place, 10th Floor
New York, NY 10003

Item 2(c)	Citizenship

See responses to Item 4 on each of the cover pages of this Schedule 13G.

Item 2(d)	Title of Class of Securities

Class A ordinary shares, $0.0001 par value per share.

Item 2(e)	CUSIP Number

G3166W 106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:

☐	(b) a bank as defined in Section 3(a)(6) or the Exchange Act.
☐	(c) an insurance company as defined in Section 3(a)(19) of the Exchange Act.
☐	(d) an investment company registered under Section 8 of the Investment Company Act.
☐	(e) an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
☐	(f) an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
☐	(g) a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
☐	(h) a savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
☐	(i) a church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
☐	(j) a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).
☐	(k) a group in accordance with Rule 13d-1(b)(1)(ii)(K).
☒	Not applicable

Item 4.	Ownership

The responses to Items 5 to 11 of each of the cover page of this Schedule 13G are incorporated herein by reference.

As of December 31, 2020, the Reporting Persons hold 3,647,500 Class B ordinary shares and 499,000 private placement shares, representing 21.6% of the Issuer’s issued and outstanding ordinary shares and assuming the conversion of all Class B ordinary shares into Class A ordinary shares.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the Issuer’s initial business combination or earlier at the option of the holders thereof at a one-for-one basis, subject to adjustment, as more fully described in the Issuer’s amended and restated memorandum and articles of association or under the heading “Description of Securities—Founder Shares” in the IPO Prospectus. The private placement shares are identical to the Class A ordinary shares, subject to certain limited exceptions as more fully described under the heading “Description of Securities—Private Placement Shares” in the IPO Prospectus.

The Sponsor is the record holder of the securities reported herein. The Sponsor is governed by a board of directors consisting of two directors, Adam Stone and Michael Altman. As such, Messrs. Stone and Altman have voting and investment discretion with respect to the securities held of record by the Sponsor and may be deemed to have shared beneficial ownership of the Class B ordinary shares held directly by the Sponsor.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 16, 2021	Arya Sciences Holdings III

	By:	/s/ Samuel Cohn
		Name:	Samuel Cohn
		Title:	Secretary

/s/ Adam Stone
Adam Stone

/s/ Michael Altman
Michael Altman

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Joint Filing Agreement, dated as of February 16, 2021, by and among ARYA Sciences Holdings III, Adam Stone and Michael Altman.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)